October 4, 2023

BY EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Dear Sir/Madame:

Re:  Xtra-Gold Resources Corp.

        Form 20-F for the fiscal year ending December 31, 2022

        Filed March 31, 2023

        Amended to Form 20-F for fiscal year ending December 31, 2022

        Filed June 9, 2023

        Response dated September 12, 2023

        File No. 333-139037

This is further to your letter dated September 22, 2023.

For your ease of reference, we reproduce your queries and provide our responses concurrently.

Exhibit 99.2

Results of Operations for the Year Ended December 31, 2022 as Compared to the Year Ended December 31, 2021 and December 31, 2020, page 5

1. Please remove your resource disclosures found in Exhibit 99.2 on pages 5, 7, 9, and 11 or provide a technical report summary to support this resource disclosure.

We have re-filed an amended Exhibit 99.2 filed on October 4, 2023 complying with your request above to remove all resource disclosure.

Yours truly,

Xtra-Gold Resources Corp.

per: James Longshore

 Chief Executive Office